17005120

SEC Mail Processing Section
FEB 28 2017
Washington DC
416

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44509

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2016 (MM/DD/YY) AND ENDING 12-31-2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Globalink Securities Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3452 East Foothill Boulevard, Suite 1040
(No. and Street)

Pasadena (City) CA (State) 91107 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Junhua Liao 626-964-5966
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875 (Address) Los Angeles (City) CA (State) 90064 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Junhua Liao, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Globalink Securities Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

MICHAEL CHU
Notary Public - California
Los Angeles County
Commission # 2163843
My Comm. Expires Sep 28, 2020

Signature

President / CEO

Title

2/23/2017

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California)
County of Los Angeles)

On February 23, 2017 before me, Michael Chu, Notary Public
Date — *Here Insert Name and Title of the Officer*

personally appeared — Junhua Liao —
Name(s) of Signer(s)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

MICHAEL CHU
Notary Public - California
Los Angeles County
Commission # 2163843
My Comm. Expires Sep 28, 2020

Signature [signature]
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document Annual Audited Report, Form X-17A-5 Part III
Title or Type of Document: ______ Document Date: ______
Number of Pages: ______ Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer Is Representing: ______

Signer's Name: ______
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer Is Representing: ______

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AUDITOR'S STANDARD REPORT

To the Board of Directors and Shareholders
of Globalink Securities, Inc.

I have audited the accompanying statement of financial condition of Globalink Securities, Inc. as of December 31, 2016, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Globalink Securities, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Globalink Securities, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1, Computation of Determination of Reserve Requirements Under Rule 15c3-3, Information for Possession or Control Requirements Under Rule 15c3-3, and SIPC Form 7 has been subjected to audit procedures performed in conjunction with the audit of Globalink Securities, Inc.'s financial statements. The supplemental information is the responsibility of Globalink Securities, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Computation of Net Capital Under Rule 15c3-1, Computation of Determination of Reserve Requirements Under Rule 15c3-3, Information for Possession or Control Requirements Under Rule 15c3-3, and SIPC Form 7 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Joseph Yafeh, CPA

Los Angeles, CA
February 24, 2017

Globalink Securities, Inc.
Statement of Financial Condition
December 31, 2016

Assets

Cash	$ 478,957
Clearing broker deposits	50,000
Commissions receivable	169,666
Property and equipment net of $143,111 depreciation	3,586
Other assets – non allowable	284,795
Employee loan	20,000
Security deposit	10,138
Total Assets	$ 1,017,142

Liabilities and Shareholders' Equity

Liabilities

Commissions payable	$ 316,703
Accounts payable	131,047
Total Liabilities	447,750

Shareholders' Equity

Common stock - ($10 par value, 11,001shares authorized, issued and outstanding)	110,010
Paid-in capital	2,425,907
Retained (Deficit)	(1,966,525)
Total Shareholders' Equity	569,392
Total Liabilities and Shareholders' Equity	$ 1,017,142

See Accompanying Notes to Financial Statements

Globalink Securities, Inc.
Statement of Income
For the Year Ended December 31, 2016

Revenues	
Agency Commissions	$596,695
Mutual Funds	580,912
Insurance Commissions	112,958
Variable Product Commission	651,558
Interest	252,600
Other	31,321
Total Revenues	$2,226,044
Cost of Sales	
Clearing house expense	153,942
Commission Expenses	1,400,482
Total Cost of Sales	1,554,424
Gross Profit	671,620
Operating Expenses	
Advertising	2,025
Auto Expenses	4,804
Bank Service Charges	616
Depreciation	1,812
Regulatory Expense	38,506
Insurance	11,513
Internet	1,044
Office Expense	17,383
Office Machine Rental	3,157
Postage and Delivery	2,374
Professional Services	38,716
Rent	96,379
Salary	287,065
Taxes and Assessments	25,213
Telephone	7,995
Travel and Entertainment	19,976
Miscellaneous	8,930
Total Operating Expenses	$567,508
Income Before Tax Provision	$104,112
Federal	--
State	912
Net Income	$ 103,200

See Accompanying Notes to Financial Statements

Globalink Securities, Inc.
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2016

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2015	11,001	$110,010	$2,425,907	$(2,069,725)	$466,192
Net Income				103,200	$103,200
Balance, December 31, 2016	11,001	$110,010	$2,425,907	$(1,966,525)	$569,392

See Accompanying Notes to Financial Statements

Globalink Securities, Inc.
Statement of Changes in Financial Condition
For the Year Ended December 31, 2016

Cash Flow from Operating Activities	
Net Income	$ 103,200
Depreciation expense	1,812
Changes in operating assets and liabilities:	
NASD CRD deposit	(2,420)
Petty cash	270
Commissions receivable-WM	(14,695)
Commissions receivable-other	(11,349)
Deposit office-rent	600
Direct business receivable	9,860
Due from others	5,000
Accounts payable	(427)
Accounts payable-others	3,419
Commissions payable	80,845
Direct business commission payable	(7,885)
Payroll tax payable	(111)
Salary payable	595
Wedbush customer debits	(184)
Net cash provided by operating activities	168,530
Cash Flow from Investing Activities	
Office Equipment	(1,758)
Loan to Holding Company	(6,800)
Loan to employee	1,000
Net cash used in investing activities	(7,558)
Cash Flow from Financing Activities	0
Net Increase in Cash	160,972
Cash: Beginning of the Year	317,985
Cash: End of the Year	$478,957

Globalink Securities, Inc.
Notes to Financial Statements
December 31, 2016

Note 1 – Organization and Nature of Business

Globalink Securities, Inc. (the Company), formerly Palm Springs Retirement Investments Corporation (PSRIC), was incorporated in the State of California on January 3, 1992 and is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. The Company, in connection with its activities as a broker-dealer, holds no funds or securities for customers. The Company executes and clears all of its transactions through its clearing broker on a fully disclosed basis and, accordingly, is exempt from the provisions of Rule 15c3-3 under Subparagraph (k) (2) (ii).

The stock of PSRIC was purchased on July 16, 1997 by Wall Street Holding Company (WSHC), the parent company of Globalink Securities, Inc.

On August 1, 2002, the stock of WSHC was purchased by a sole shareholder.

In 2003 the Company returned, to the above sole shareholder, the majority amount of his capital and then a group of new investors took control of the Company.

Note 2 -- Significant Accounting Policies

Basis of Presentation – The Company conducts business on a fully disclosed basis. The Company does not hold customer funds and/or securities. The Company currently conducts several types of business as a securities broker-dealer, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Broker or dealer selling corporate debt securities
- Mutual fund retailer
- U.S. government securities broker
- Broker or dealer selling variable life insurance or annuities
- Solicitor of time deposits in a financial institution
- Put and call broker or dealer or option writer
- Private placements of securities

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition– The company is a full service introducing broker dealer. Revenues are generated in the following ways:

1) Clients and brokers place trades (usually stocks, options, bonds, and mutual funds) online or from the company's back office system which will go through to its clearing firm Wedbush Securities. Wedbush Securities pays the Company commissions on a monthly basis.
2) Brokers assist or help clients submit/purchase financial products (mutual funds, VA's, and VUL's) directly from issuing companies. The Company receives commissions from the issuing companies.

Note 2 – Significant Accounting Policies (continued)

3) The Company receives monthly or quarterly income from 12B-1 fees, management fee rebates, and interest rebates through mutual fund and management companies.
4) The Company receives affiliation/compliance fees from registered persons on a monthly basis.

Income Taxes – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2013 to the present, generally for three years after they are filed.

Depreciation – Depreciation is calculated on the accelerated method over estimated economic lives. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Property and equipment are carried at cost.

Statement of Changes in Financial Condition – The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 – Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Note 3 – Fair Value (continued)

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2016.

Fair Value Measurements on a Recurring Basis
As of December 31, 2016

Assets	**Level 1**	**Level 2**	**Level 3**
Cash and Securities	$ 478,957	$ 0	$ 0
CRD Deposit	0	2,603	0
Clearing Broker Deposit	50,000	0	0
Total	$ 528,957	$ 2,603	$ 0

Note 4 – Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2016, consist of the following:

	Receivable	**Payable**
Fees and commissions receivable/payable	$78,626	$0

Note 5 - Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 6 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 5c3-1) which requires the maintenance of minimum net capital and requires that the ratio of

Note 6 – Net Capital Requirements (continued)

aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day by day, but on December 31, 2016, the Company had net capital of $ 250,873 which was $ 221,023 in excess of its required net capital requirement of $ 29,850. The Company's aggregate indebtedness of $ 447,750 which is 178% to net capital.

Note 7 – Provision for Income Taxes

The Company files its Federal and state tax returns on the cash basis. Because of operating losses, approximately $2.0 million, carried forward from prior years, there is no Federal income tax and a state tax of approximately $800.

Because of the changes in ownership (See Note 1) the Company's historical losses (NOL's) get substantially reduced.

Note 8 – Deposit – Clearing Organization

The Company has an agreement with a clearing broker which requires a minimum deposit of $50,000.

Note 9 – Off Balance Sheet Risk

As discussed in Note 1, the customers' securities transactions are introduced on a fully disclosed basis with its clearing broker. The clearing broker carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to the transactions due to the possibility that customers may charge any losses they incur to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker.

Note 10 – Exemption from the SEC Rule 15c3-3

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer

Note 11 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2016 through February 24, 2017, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Globalink Securities, Inc.
Schedule I -- Computation of Net Capital Requirements Pursuant To Rule 15c3-1
December 31, 2016

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 569,392
Nonallowable assets - page 15	(318,519)
Net Capital	$ 250,873
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness- 6-2/3% of net aggregate indebtedness	$ 29,850
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 29,850
Excess Capital	$ 221,023
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	206,098
Computation of Aggregate Indebtedness	
Total liabilities	$ 447,750
Percentage of aggregate indebtedness to net capital	178%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d) (4):

Net capital unaudited	$ 250,874
Audit adjustments	(01)
Net capital audited	$ 250,873

See Accompanying Notes to Financial Statements

Globalink Securities, Inc.
Non Allowable Assets
December 31, 2016

Nonallowable Assets

Commission receivable	$ 81,351
Property and equipment	3,586
Rent deposit	10,138
(1) Petty Cash	1,281
NASD CRD Deposit	2,603
Direct Business Receivable(>payable)	22,760
Loan Receivable – employee	20,000
Loan to Holding Company	176,800
Total non-allowable assets	$ 318,519

See Accompanying Notes to Financial Statements

Globalink Securities, Inc.
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2016

A computation of reserve requirement is not applicable to Globalink Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Globalink Securities, Inc.
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2016

Information relating to possession or control requirements is not applicable to Globalink Securities Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
EXEMPTION REPORT REVIEW

To the Board of Directors and Shareholders
of Globalink Securities, Inc.

I have reviewed management's statements, included in the accompanying Exemption Report Review, in which (1) Globalink Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Globalink Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Globalink Securities, Inc. stated that Globalink Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Globalink Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Globalink Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Joseph Yafeh, CPA

Los Angeles, CA

February 24, 2017

GlobaLink Securities, Inc.
3452 E. Foothill Blvd., Site 1040
Pasadena, CA 91107

Exemption Request Form

1/24/2017

Joseph Yafeh, CPA
11300 W. Olympic Blvd, Suite 875
Los Angeles, CA 90064

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Mr. Yafeh:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Globalink Securities Inc. met the Section 240.15c3-3: (k)(2)(ii)exemption for the period January 1, 2016 through December 31, 2016.

Sincerely,

Junhua Liao, CEO/President

Globalink Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2016

Table of Contents